SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

April 3, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010

Filed February 13, 2012

File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting a response to the comment letter dated March 20, 2012 (the “March 20 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and, in accordance with the discussion with the Staff on March 16, 2012, proposed draft revisions to the Company’s amended annual report on Form 20-F responsive to the March 20 Comment Letter in strike-through blackline format against the amended Form 20-F submitted to the Staff on February 13, 2012. The Company is submitting hard copies of the draft changes to the Form 20-F and a file of the proposed changes in PDF to facilitate the Staff’s review.

The Company proposes to attempt to resolve the comment from the Staff’s March 20 Comment Letter, as well as the comments from the Staff’s comment letter dated February 23, 2012, to the greatest extent possible before filing the next amendment to the 2010 Form 20-F so that it can fully devote its resources and energies to its annual report for 2011 to be filed no later than April 30, 2012. The Staff’s understanding and cooperation are greatly appreciated.

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Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING    HOUSTON    LOS ANGELES    LONDON    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT
2

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors, page 7

General

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company proposes to update the referenced disclosure on page 29 of the proposed amendments to the Form 20-F.

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If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited